Filed by Bristow Group Inc.

(Commission File No. 001-31617)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Era Group Inc.

(Commission File No. 001-35701)

NEWS RELEASE

Bristow and Era to Merge, Forming a Larger, More Diverse and

Financially Stronger Global Industry Leader

•	All-stock transaction creates financially stronger, publicly traded company with a significant presence in key geographic regions

•

Combined company will offer broader range of world-class, efficient aviation solutions through enhanced fleet size and diversity, providing better solutions for new and existing oil and gas customers and governmental agencies

•	Expected to achieve pro forma annual revenues of approximately $1.5 billion and run-rate adjusted EBITDA of approximately $240 million, including at least $35 million in annual cost synergies

•	The combined company will maintain a strong balance sheet with robust free cash flow to facilitate continued deleveraging and returns to shareholders

HOUSTON, January 24, 2020 – Bristow Group Inc. (“Bristow”) and Era Group Inc. (NYSE:ERA) (“Era”) announced today that they entered into a definitive agreement to combine the two companies in an all-stock transaction, creating a financially stronger company with enhanced size and diversification.

The combined company, which will be named Bristow, will strengthen its global leadership position with significant operations throughout the Americas, Nigeria, Norway, the United Kingdom and Australia for offshore aviation transportation and search and rescue solutions. The new organization will offer a broader range of world-class, efficient solutions through enhanced fleet size and diversity, continuing to invest in new technology and safety features to meet the evolving needs of new and existing oil and gas customers and governmental agencies.

“We believe this merger will create substantial value for the stakeholders of both companies,” said Chris Bradshaw, President and CEO of Era. “The identified cost synergies are significant and, combined with the strong pro forma balance sheet and absence of capital commitments, support robust free cash flow generation. This merger achieves more efficient absorption of the significant fixed costs required to run an air carrier and better positions the combined company to manage industry challenges.”

“Bristow and Era share complementary cultures built on an unwavering commitment to safety and quality through experienced, well-trained trained pilots, mechanics, engineers and support staff,” said L. Don Miller, President and CEO of Bristow. “Merging these two companies will further build on that culture to create an even stronger, more integrated industry leader.”

Highly Compelling Strategic Rationale

Enhances Global Leadership with Significant Presence in Key Geographic Regions and End-Markets:

•	Significant operations throughout the Americas, Nigeria, Norway, the United Kingdom and Australia

•

Global leader in offshore oil and gas transportation, search and rescue and aircraft support services to government and civil organizations, with significant revenues and cash flow generated from government services contracts

Increases Fleet Size and Diversity:

•	Combined fleet of more than 300 of the industry’s most modern aircraft with the latest generation of technology and safety features

•	Creates the world’s largest operator of S92, AW189 and AW139 model helicopters

•	Combined fleet will be predominantly owned (>80%), with attractive lease rates on the balance of the fleet

Creates Financially Stronger Company:

•	Expected to achieve pro forma annual revenues of approximately $1.5 billion and run-rate adjusted EBITDA of approximately $240 million

•

Substantial and highly achievable cost synergies with an annualized saving of at least $35 million through the elimination of redundant corporate expenses and the realization of enhanced operational efficiencies

•	Maintains a strong balance sheet (~2.5x net leverage), supported by a large combined cash balance (over $250 million expected at closing)

•	$112.5 million upsized ABL facility, with a robust free cash flow profile to facilitate continued deleveraging and returns to shareholders

Governance and Management

Following completion of the transaction, the combined company will be headquartered in Houston, Texas. Chris Bradshaw, President and CEO of Era, will become President and CEO of the combined company. The senior management team will be named at a future date.

The combined company will have a nine-member Board of Directors, including seven members from Bristow and two members from Era, including the CEO. The Chairman and Vice-Chairman of the Board of Directors will be appointed by Bristow.

Transaction Structure

The transaction will be structured as a reverse triangular merger whereby Era will issue shares to Bristow stockholders. Era (NYSE:ERA) shares will continue to trade on the NYSE.

Under the terms of the agreement, which was unanimously approved by the Board of Directors of both companies, Bristow shareholders would own 77% of the equity of the new company and Era shareholders would own 23%.

The transaction is expected to close in the second half of 2020, following receipt of required regulatory approvals and satisfaction of other customary closing conditions, including approval by Bristow’s and Era’s stockholders. The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Share Repurchase Plan

Era also announced today that, in connection with entry into the merger agreement, its Board of Directors has authorized a special stock repurchase program that would allow for the purchase of up to $10 million of its common stock from time to time and subject to market conditions on the open market or in privately negotiated transactions. The special repurchase program will commence as soon as practicable and will end upon the mailing of the joint proxy statement/prospectus for the merger. Era also noted that it intends to provide the market with periodic updates of the results of the repurchase program. Era’s previously announced repurchase program will be suspended until the closing of the merger.

Advisors

Ducera Partners and Houlihan Lokey are serving as financial advisors to Bristow, and Kirkland & Ellis LLP, Baker Botts LLP and Bracewell LLP are serving as Bristow’s legal counsel. Centerview Partners LLC is serving as exclusive financial advisor to Era and Milbank LLP is serving as Era’s legal counsel.

Conference Call

Era’s management will conduct a conference call starting at 10 a.m. ET (9 a.m. CT) on Friday, January 24, 2020 to review the announced transaction. This release and the most recent investor slide presentation will be available in the investor relations area of Era’s website at www.erahelicopters.com. The conference call can be accessed as follows:

Investors may participate in the call by phone. Dial toll-free 800-367-2403 for U.S. domestic callers or 334-777-6978 for international callers, at least 10 minutes before the call, using the access/confirmation code 1966586. A telephone replay will be available through February 7, 2020, dial toll-free 888-203-1112 for U.S. domestic callers or 719-457-0820 for international callers and use the access/confirmation code above.

ABOUT BRISTOW GROUP

Bristow is the world’s leading provider of offshore oil and gas transportation, search and rescue (SAR) and aircraft support services to government and civil organizations worldwide. Bristow’s strategically located global fleet supports operations in the North Sea, Nigeria and the U.S. Gulf of Mexico; as well as in most of the other major offshore oil and gas producing regions of the world, including Australia, Brazil, Canada, Guyana and Trinidad. Bristow provides SAR services to the private sector worldwide and to the public sector for all of the United Kingdom on behalf of the Maritime and Coastguard Agency. To learn more, visit our website at www.bristowgroup.com.

ABOUT ERA GROUP

Era is one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the U.S. In addition to servicing its U.S. customers, Era provides helicopters and related services to customers and third-party helicopter operators in other countries, including Brazil, Colombia, India, Mexico, Spain, and Suriname. Era’s helicopters are primarily used to transport personnel to, from and between offshore oil and gas production platforms, drilling rigs and other installations. In addition, Era’s helicopters are used to perform emergency response services, firefighting, utility, VIP transport and other services. Era also provides a variety of operating lease solutions and technical fleet support to third party operators. To learn more, visit our website at www.erahelicopters.com.

Forward-Looking Statements

Bristow and Era caution that statements in this press release which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements regarding plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the parties results of operations, financial position, growth opportunities and competitive position, including anticipated or expected revenues, EBITDA run-rates, cost savings and synergies, best-in-class operations, opportunities to capture additional value from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de-lever and potential shareholder return. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow’s and Era’s annual and quarterly filings with the Securities and Exchange Commission, including Era’s annual report on Form 10-K for the year ended December 31, 2018, and Bristow’s annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This press release reflects the views of Bristow’s management and Era’s management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement.

Anticipated 2019 Financial Results

The anticipated financial results discussed in this press release are based on Era management’s preliminary, unaudited analysis of financial results for the period and year ended December 31, 2019 and Bristow management’s preliminary, unaudited analysis of financial results for the period and quarter ended December 31, 2019. (Bristow’s fiscal year ends on March 31st.) As of the date of this press release, neither Era nor Bristow has completed its financial statement reporting process for the period ended December 31, 2019, and neither Era’s nor Bristow’s independent registered accounting firm has audited or reviewed the preliminary financial data discussed in this presentation. During the course of Era’s and Bristow’s quarter-end closing procedures and review process, Era and Bristow may identify items that would require them to make adjustments, which may be material to the information presented above. As a result, the estimates above constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to preliminary operating results. Era expects to report complete fourth quarter and full year 2019 financial results during March 2020.

Additional Information and Where to Find It

In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy

Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com.

Participants in Proxy Solicitation

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

News Media

Bristow Group Inc.

Adam Morgan

+1 281.253.9005

adam.morgan@bristowgroup.com

Investors

Era Group Inc.

Jennifer Whalen

+1 713.369.4636

jwhalen@eragroupinc.com